SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 31, 2007		Title:	General Counsel

3Q07 EARNINGS REPORT
October 31, 2007
MAXCOM TELECOMUNICACIONES THIRD QUARTER 2007
UNAUDITED RESULTS
•	3Q07 revenues of Ps$607.6 million increased 28% from 3Q06 and 7% from 2Q07

•	Adjusted EBITDA[1] was Ps$181.0 million in the quarter, 53% more than 3Q06 and 11% over 2Q07

•	EBITDA of Ps$176.8 million increased 55% from 3Q06 and 11% from 2Q07

•	Lines in service at 321,003 increased 26% from 3Q06 and 7% from 2Q07

•	Total number of customers (voice, data and TV) was 228,605, 23% more than 3Q06 and 10% over 2Q07
MEXICO CITY. October 31, 2007. Maxcom Telecomunicaciones S.A.B. de C.V., (NYSE: MXT; BMV: MAXCOM CPO) today announced its third quarter unaudited results.
LINES:
The number of voice lines in service at the end of 3Q07 increased 26% to 321,003 lines, from 255,174 lines at the end of 3Q06, and 7% when compared to 299,744 lines in service at the end of 2Q07.
During 3Q07, 29,306 new voice lines were installed, 3% above the 28,551 lines installed during 3Q06. When compared to 2Q07, the number of installations decreased 3% from 30,343 lines.
During the quarter, the monthly churn rate for voice lines was 1.7%, above the 1.6% monthly average churn experienced during 3Q06 and 2Q07.
Data equivalent lines (at 64Kbps) increased 226% to 125,960 at the end of 3Q07 from 38,640 at the end of 3Q06, and 105% when compared to 61,586 equivalent lines at the end of 2Q07. The increase was mainly driven by installations to residential customers.
During the third quarter, we launched our paid TV service in the city of Puebla. As of September 30, 2007, we had already installed 3,340 TV sets for 2,755 subscribers.
CUSTOMERS:
The number of total customers (voice, data and TV) grew 23% to 228,605 at the end of 3Q07, from 185,979 at the end of 3Q06, and 10% when compared to 207,309 customers at the end of 2Q07.
REVENUES:
Revenues during 3Q07 increased 28% to Ps$607.6 million, from Ps$476.2 million reported in 3Q06. Voice revenues in the quarter increased 33% to Ps$478.2 million, from Ps$359.0 million during 3Q06, and were primarily driven by a 26% increase in voice lines and a higher average revenue per line (ARPU). The ARPU increase was mainly attributed to an increase in public telephony services. Data revenues in 3Q07 were Ps$31.4 million, a 66% increase when compared to Ps$18.9 million in 3Q06, driven by the increase in data equivalent lines. Wholesale revenues in 3Q07 were even at Ps$98.0 million, when compared to Ps$98.2 million recorded in 3Q06.
3Q07 revenues represented a 7% increase from the Ps$569.9 million reported in 2Q07. Voice revenues in 3Q07 increased 8% from Ps$442.6 million in 2Q07, while data revenues increased to Ps$31.4 million, and were 23% higher than those reported in 2Q07 at Ps$25.5 million. During 3Q07, revenues from Wholesale customers decreased 4% from Ps$101.7 million recorded in 2Q07.

[1]	We define Adjusted EBITDA as net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, special items, tax and stock option plan expense. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. Adjusted EBITDA is not a recognized financial measure under Mexican GAAP or U.S. GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activity as a measure of liquidity. We believe Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of stock option plan expense, which is a non-cash compensation item. You should review EBITDA and Adjusted EBITDA, along with consolidated financial statements, when trying to understand our operating performance. However, companies define EBITDA and Adjusted EBITDA in different ways and caution must be used in comparing these measurements to other companies.

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3Q07 EARNINGS REPORT
October 31, 2007
COST OF NETWORK OPERATIONS:
Cost of Network Operations in 3Q07 was Ps$249.7 million, 27% above the cost of Ps$196.0 million in 3Q06. With outbound traffic decreasing 15%, the cost per minute increased as a result of higher operating costs in our public phones due to a larger number of public phones in service, along with higher long distance termination charges and higher minutes to cellular phones.
The Ps$53.7 million increase in the Cost of Network Operations was generated by: (i) Ps$48.8 million, or 30% increase in network operating services, as a result of Ps$22.3 million higher operating costs related to public telephones, Ps$15.7 million higher calling party pays interconnection fees, Ps$5.4 million higher leases of circuits and ports, Ps$4.3 million higher long distance interconnection fees, Ps$1.4 million higher cost for paid TV operations, and Ps$0.2 higher Internet services costs, partially offset by Ps$0.5 million decrease in other services costs, such as CATV and cellular operations; (ii) Ps$4.2 million, or 14% increase in technical expenses; and, (iii) Ps$0.7 million, or 16%, increase in installation expenses and cost of disconnected lines.
Cost of Network Operations increased 3% on a quarter-over-quarter basis when compared to Ps$242.2 million in 2Q07. The Ps$7.5 million increase in Cost of Network Operations was generated by: (i) Ps$6.5 million, or 3% increase in Network operating services, as a result of Ps$2.9 million higher leases of circuits and ports, Ps$2.0 million higher cost of operation of public telephones, Ps$1.5 million higher calling party pays interconnection fees, Ps$1.4 million higher cost for paid TV operations, and Ps$0.8 million higher Internet services costs; partially offset by Ps$1.1 million lower long distance interconnection fees, and Ps$1.0 million lower other services cost, such as CATV and cellular operations; (ii) Ps$1.3 million, or 4%, increase in technical expenses; and, (iii) Ps$0.3 million, or 5%, decrease in installation expenses and cost of disconnected lines.
SG&A:
SG&A expenses were Ps$181.2 million in 3Q07, 9% above Ps$165.9 million in 3Q06. The Ps$15.3 million increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$14.3 million as a result of larger headcount; (ii) Ps$7.2 million higher general and corporate expenses; (iii) Ps$1.3 million higher sales commissions; and, (iv) Ps$0.1 million higher compensation charges related to stock options plans. These increases were partially offset by: (i) lower external advisors expenses of Ps$4.0 million; (ii) Ps$2.4 million lower advertising and promotion expenses; (iii) lower bad debt reserve of Ps$0.9 million; and, (iv) lower maintenance expenses of Ps$0.3 million.
When compared to 2Q07, SG&A expenses in 3Q07 increased 8% from Ps$167.9 million. The Ps$13.2 million increase was generated by: (i) higher salaries, wages and benefits of Ps$12.6 million; (ii) higher general and corporate expenses of Ps$3.1 million; (iii) Ps$1.4 million higher external advisors expense; (iv) Ps$0.9 million higher sales commissions; and, (v) higher compensation charges related to stock options plans of Ps$0.7 million. These increases were partially offset by: (i) Ps$3.5 million decline in advertising and promotion expenses; (ii) lower bad debt reserve of Ps$1.3 million; and, (iii) lower maintenance expenses of Ps$0.7 million.
SG&A expenses in 3Q07, before the effect of the non-cash stock option compensation charge, were Ps$177.0 million, 9% above Ps$161.8 million in 3Q06, and 5% above Ps$167.9 million in 2Q07.
Adjusted EBITDA:
Adjusted EBITDA for 3Q07 was Ps$181.0 million, 53% higher than Ps$118.4 million in 3Q06, and 11% higher than Ps$163.3 million in 2Q07. Adjusted EBITDA as a percentage of revenues was 30% for 3Q07, five percentage points higher than the 25% achieved in 3Q06 and one percentage point higher than the 29% in 2Q07.
EBITDA:
EBITDA for 3Q07 was Ps$176.8 million, 55% higher than Ps$114.3 million in 3Q06, and 11% higher than Ps$159.8 million in 2Q07. EBITDA as a percentage of revenues was 29% in 3Q07, five percentage points higher than 24% in 3Q06 and one percentage point higher than 28% in 2Q07.

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3Q07 EARNINGS REPORT
October 31, 2007
OPERATING INCOME:
Operating income for 3Q07 was Ps$72.4 million, 215% higher than Ps$23.0 million in 3Q06, and 31% higher than Ps$55.2 million in 2Q07.
NET INCOME:
Net income for 3Q07 was negative Ps$7.6 million, which compared favorably to negative Ps$27.4 million in 3Q06. Net income during 2Q07 was even at Ps$0.2 million. The main drivers for the negative net income of this reporting quarter were non-cash items related to a loss in net monetary position and deferred taxes in the amount of Ps$32.1 million and Ps$38.8 million, respectively.
CAPITAL EXPENDITURES:
Capital expenditures in 3Q07 totaled Ps$252.1 million, 53% above Ps$165.1 million recorded in 3Q06, and 36% below Ps$394.5 million spent in 2Q07. Year-to-date capital expenditures as of September 2007 were Ps$861.1 million, 48% above Ps$583.0 million invested during the nine-month period ended September 2006.
CASH POSITION:
Maxcom’s cash position at the end of 3Q07 was Ps$245.8 million in cash and temporary investments, including Ps$15.0 million in restricted cash, compared to Ps$183.0 million at the end of 3Q06, which included Ps$11.0 million in restricted cash. Cash and temporary investments at the end of 2Q07 were Ps$157.9 million, including Ps$2.7 million in restricted cash.
FINANCING:
On July 18, 2007, the Company obtained an unsecured credit facility of Ps$70.0 million from IXE Banco, S.A., which is renewable on a monthly basis. The monthly payable interest rate is estimated using EIIR plus 2.4 percentage points. This unsecured credit was paid on September 6, 2007. Proceeds were for working capital.
On August 2, 2007 the Company obtained a long-term credit facility of Ps$107.0 million for 5 years from Banco Mercantil del Norte, S.A.. The monthly payable interest rate on this facility is estimated using EIIR plus 2.0 percentage points. Proceeds were used to pay our paid TV infrastructure.
On September 5, 2007 Maxcom executed a supplemental offering of its debt instruments denominated “Senior Secured Notes” in compliance with Rule 144A and Regulation S of the Securities Act of 1933, in the amount of US$25,000,000.00 (twenty five million dollars 00/100 U.S. currency). Proceeds were used for capital expenditures.
SUBSEQUENT EVENTS:
On October 19, 2007, the Company made its global initial public offering of 14,141,516 American Depositary Shares (ADSs) in the United States and 19,515,152 Ordinary Participation Certificates (CPOs) in Mexico (in both cases including the primary and secondary portions as well as the exercise of the over allotment). Approximately 14% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares. After giving effect to this offering, the Company has 789,818,829 Series “A” shares outstanding, and 835,171,473 on a fully diluted basis.
The ADSs, trading under symbol “MXT” on the New York Stock Exchange (NYSE), were initially priced at US$17.50 per ADS. The CPOs, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (BMV), were initially priced at Ps$27.10. The over-allotment option was fully exercised for both the ADSs and CPOs. Maxcom’s initial public offering resulted in gross proceeds of approximately US$253.8 million.

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3Q07 EARNINGS REPORT
October 31, 2007
Morgan Stanley & Co. Incorporated was the sole book-runner and global coordinator for the initial public offering, while IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero was the Mexican lead underwriter for the Mexican tranche of the offering.
# # #
Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the CPOs described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The ADSs may not be publicly offered or traded in Mexico. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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3Q07 EARNINGS REPORT
October 31, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) in purchasing power as of September 30, 2007 and thousands of U.S. dollars (“$’’)

	September 30, 2006			June 30, 2007			September 30, 2007
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	171,994	$15,750	Ps	155,191	$14,211	Ps	230,727	$21,128
Restricted Cash		—	—		2,742	251		15,050	1,378

		171,994	15,750		157,933	14,462		245,777	22,506
Accounts receivable:
Customers, net of allowance		308,888	28,286		437,534	40,066		534,760	48,969
Value added tax refundable		91,875	8,413		192,414	17,620		190,890	17,480
Other sundry debtors		33,052	3,027		62,540	5,726		45,852	4,199

		433,815	39,726		692,488	63,412		771,502	70,648

Inventory		37,893	3,470		33,364	3,055		27,839	2,549
Prepaid expenses		81,186	7,434		54,718	5,011		53,785	4,925

Total current assets		724,888	66,380		938,503	85,940		1,098,903	100,628

Restricted Cash Long Term		11,023	1,009		—	—		—	—

Frequency rights, Net		87,827	8,043		83,133	7,612		81,221	7,437
Telephone network systems & Equipment, Net		2,822,937	258,504		3,607,503	330,348		3,774,662	345,656
Pre-operating expenses, Net		103,525	9,480		77,370	7,085		69,980	6,408
Intangible Assets, Net		315,300	28,873		322,945	29,573		325,896	29,843
Retirement obligations		15,378	1,408		14,746	1,350		14,522	1,330
Deposits		5,255	481		5,391	494		6,421	588
Other assets		12,310	1,128		13,534	1,242		20,675	1,892

Total assets	Ps	4,098,443	$375,306	Ps	5,063,125	$463,644	Ps	5,392,280	$493,782

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		436,010	39,928		659,124	60,357		489,558	44,830
Bank Financing		96,311	8,819		—	—		—	—
Senior notes, net		191,507	17,537		—	—		—	—
Notes payables		122,712	11,237		10,221	936		8,266	757
Commercial paper		155,883	14,275		—	—		—	—
Customers deposits		1,769	162		1,499	137		1,910	175
Payroll and other taxes payable		19,602	1,795		34,681	3,176		30,547	2,797

Total current liabilities		1,023,794	93,753		705,525	64,606		530,281	48,559

LONG-TERM LIABILITIES:
Senior notes, net		442,399	40,512		1,927,105	176,469		2,257,742	206,747
Bank Financing		41,299	3,782		—	—		107,000	9,798
Notes payable		278,949	25,544		10,912	999		9,223	845
Other accounts payable		24,537	2,247		22,600	2,070		24,357	2,230
Deferred taxes		23,541	2,156		127,815	11,704		158,607	14,524
Pensions and Postretirement Obligations		20,762	1,901		24,130	2,210		25,166	2,305
Other long term liabilities		—	—		9,704	889		52,415	4,800
Hedging Valuation		12,196	1,117		4,510	413		—	—

Total liabilities	Ps	1,867,477	$171,012	Ps	2,832,301	$259,360	Ps	3,164,791	$289,808

SHAREHOLDERS’ EQUITY
Capital stock		3,273,891	299,799		3,276,031	299,995		3,276,031	299,995
Premium on capital stock		245,896	22,517		255,105	23,361		259,371	23,751
Accumulated deficit		(1,254,443)	(114,873)		(1,283,252)	(117,511)		(1,283,252)	(117,511)
Net loss for the period		(34,378)	(3,149)		(17,060)	(1,561)		(24,661)	(2,261)

Total shareholders’ equity (deficit)	Ps	2,230,966	$204,294	Ps	2,230,824	$204,284	Ps	2,227,489	$203,974

Total liabilities and equity	Ps	4,098,443	$375,306	Ps	5,063,125	$463,644	Ps	5,392,280	$493,782

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of September 30, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.9203 per US$1.00.

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3Q07 EARNINGS REPORT
October 31, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2006 AND 2007 QUARTERLY PERIODS
In thousands of Mexican pesos (“Ps”) in purchasing power as of September 30, 2007 and thousands of U.S. dollars (“$’’)

	July 1 to				April 1 to				July 1 to
	September 30, 2006				June 30, 2007				September 30, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		359,008	32,875	75%		442,624	40,532	78%		478,206	43,791	79%
Data		18,938	1,735	4%		25,538	2,338	4%		31,412	2,877	5%
Wholesale		98,212	8,993	21%		101,748	9,317	18%		98,019	8,976	16%

TOTAL REVENUES	Ps	476,158	$43,603	100%	Ps	569,910	$52,187	100%	Ps	607,637	$55,644	100%

Network operating services		161,248	14,766	34%		203,523	18,637	36%		210,041	19,234	35%
Technical expenses		30,618	2,804	6%		33,595	3,077	6%		34,856	3,191	6%
Installation expenses		4,113	377	1%		5,046	462	1%		4,778	438	1%

Cost of Network Operation		195,979	17,947	41%		242,164	22,176	42%		249,675	22,863	41%

GROSS PROFIT		280,179	25,656	59%		327,746	30,011	58%		357,962	32,781	59%

SG&A		165,923	15,194	35%		167,924	15,377	29%		181,180	16,592	30%

EBITDA		114,256	10,462	24%		159,822	14,634	28%		176,782	16,189	29%

Depreciation and amortization		91,260	8,357			104,637	9,581			104,410	9,562

Operating Income (Loss)		22,996	2,105			55,185	5,053			72,372	6,627

Comprehensive (Income) Cost of Financing:

*Interest expense		30,015	2,748			49,530	4,536			58,446	5,352
**Interest (income) loss, net		(4,156)	(381)			(10,870)	(996)			(7,325)	(670)
Special item		—	—			—	—			—	—
Exchange (income) loss, net		(8,622)	(789)			(40,862)	(3,742)			13,251	1,214
Gain on net monetary position		(10,618)	(972)			5,953	545			(32,135)	(2,942)

		6,619	606			3,751	343			32,237	2,954

Other (income) expense		(33)	(3)			3,335	305			5,553	509

INCOME (LOSS) BEFORE TAXES		16,410	1,502			48,099	4,405			34,582	3,164

Provisions for:
Asset Tax		—	—			7,626	699			3,427	314
Income Tax & Profit Sharing		43,785	4,010			40,257	3,686			38,756	3,550

Total Provisions		43,785	4,010			47,883	4,385			42,183	3,864

NET INCOME (LOSS)	Ps	(27,375)	$(2,508)		Ps	216	$20		Ps	(7,601)	$(700)

*Adjusted EBITDA		118,421	10,844			163,323	14,956			180,985	16,573
% of revenue Adjusted EBITDA		24.9%	24.9%			28.7%	28.7%			29.8%	29.8%
NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net
Financial statements are reported in period-end pesos as of September 30, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.9203 per US$1.00.

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